

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 13, 2009

Mr. Franco Bernabè
Chief Executive Officer
Telecom Italia S.p.A
Piazza degli Affari 2,
20123 Milan, Italy

> **RE:** **Telecom Italia S.p.A.**
> **Form 20-F for the year ended December 31, 2008**
> **Filed April 10, 2009**
> **File No. 1-13882**

Dear Mr. Bernabè:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director